September 9, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. George F. Ohsiek, Jr.

Dear Mr. Ohsiek,

Pursuant to your letter dated August 29, 2005 to the attention of Mr. James Spiezio regarding the Beacon Power Corporation ("The Company") Form 10-K for Fiscal Year Ended December 31, 2004, filed March 31, 2005 and Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005, File No. 1-16171, please find our responses outlined below.

Form 10-K for the year ended December 31, 2004:

Report of Independent Registered Public Accounting Firm (Miller Wachman LLP)

SEC comment No. 1: Please file an amended Form 10-K to include a revised auditor's report, which refers to "the standards of the Public Company Accounting Oversight Board (United States)," instead of "the auditing standards of ...." See paragraph B2 of Auditing Standard No. 1.

Company response: We have met and discussed the issue regarding revision of the auditors report to include language specifically relating to "the standards of the Public Company Accounting Oversight Board (United States)" with our accountants, Miller Wachman.

We believe the above item is not of a material nature and does not warrant restatement. We propose that adjustments will be made prospectively. The adjusted audit report follows.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Beacon Power Corporation:

We have audited the accompanying consolidated balance sheet of Beacon Power Corporation and Subsidiaries (the "Company") (a development stage company) as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for year then ended and the cumulative statements of operation, stockholders' equity and cash flows from May 8, 1997 (date of inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the Company's financial statements before 2004. Those statements were audited by other auditors whose report has been furnished to us and, our opinion, insofar as it relates to the cumulative amounts included from May 8, 1997 (the date of inception), through December 31, 2003 is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beacon Power Corporation and subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller Wachman LLP

Boston, Massachusetts
February 18, 2005

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Stock Based Compensation

SEC comment No. 2: Please tell us what caused the increase in expected life of stock options from 1-3 years to 10 years. We assume that the 36 month vesting period for stock options remains unchanged.

Company response: The inconsistency derives from the fair value assumptions used in the Black-Scholes pricing model. For the years 2001, 2002 and 2003 we recorded the expected life as 1-3 years. In our 2004 annual report, we used an expected life of ten years based on the Black Scholes valuation methodology which uses the expiration date as the measurement period. Based on consideration of this question, we have concluded that it is more appropriate to follow the guidance of FAS 123, which requires basing the expected life on actual historic option lives. Based on this analysis, we conclude that an expected life of 1-3 years is still appropriate.

Since we used an expected life of 10 years in the Black Scholes models used to calculate pro-forma compensation expense for 2004, the figures in this pro forma table will need to be restated to reflect expected lives of 1-3 years (the vesting period.)

We believe the above item is not of a material nature and does not warrant restatement. We propose that adjustments will be made prospectively.

General

SEC comment No. 3: Please either revise to include Schedule II - Valuation and Qualifying Accounts or tell us why you believe this schedule is properly omitted. We would expect your reserves for warranties and inventory to be reported on this schedule. See Rules 5-04 and 12-09 of Regulation S-X.


Company response: We did not include a supplemental schedule of reserve accounts. It was our view that textual disclosure was sufficient to meet the requirements of Regulation S-X. Based on our review of Rules 5-04 and 12-09 of Regulation S-X, we will provide the information in a tabular format. This will include the following valuation and qualifying accounts: accounts receivable reserve, warranty reserve, inventory reserve and purchase commitments reserve.

We believe the above item is not of a material nature and does not warrant restatement. We propose that adjustments will be made prospectively. A table reflecting the reserves is listed below.

-------------------------------- --- ------------ -- ------------- -- ------------- -- -------------- -- -------------
                                                      Charged to       Charged to
                                     Balance at       costs and          other                            Balance at
          Description                 1/1/2004         expenses         accounts        Deductions        12/31/2004
--------------------------------     ------------    -------------    -------------    --------------    -------------

Product Warranty                         $     -         $ 30,017          $     -          $  5,504         $ 24,512

Commitment reserve                             -          235,927                -           187,662           48,265

Accounts receivable reserve                    -           22,850                -                 -           22,850

Inventory reserve                      1,991,414        1,027,386                -           131,112        2,887,688
-------------------------------- --- ------------ -- ------------- -- ------------- -- -------------- -- -------------

Item 9A. Controls and Procedures

SEC comment No 4: We note the disclosure that your CEO and CFO "have concluded that the Company had in place on that date [December 31, 2004] controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms." It is not clear whether or not management has made any conclusions on the effectiveness of the controls. Please revise disclosures in an amended Form 10-K to state explicitly if the actual controls and procedures were effective of not. See item 308(a) (3) of Regulation S-K and paragraph 4(c) of your exhibits 31.1 and 31.2.

SEC comment No. 5: Your principal executive and financial officers have only concluded that your disclosure controls and procedures were effective in "enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the requested time period." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company's reports filed or submitted under the Act" and were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See the definition or disclosure controls and procedures a t the Exchange Act Rule 13a-15(e). Please also revise the Form 10-Q for the quarter ended March 31, 2005.

Company response: We feel the above items are not of a material nature and do not warrant restatement. We propose that adjustments will be made prospectively. The updated disclosure follows.

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K [Quarterly Report on Form 10-Q]. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2004 [March 31, 2005], the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

In addition, the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the period covered by this Annual Report on Form 10-K [Quarterly Report on Form 10-Q]. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the period covered by this Annual Report on Form 10-K [Quarterly Report on Form 10-Q] that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.


Form 10-Q for the Quarter Ended June 30, 2005:


Consolidated Statement of Cash Flows


SEC comment No. 6: Please revise your filing to reflect repurchases of treasury stock as a cash flow used in financing activities, rather than investing activities, in accordance with paragraph 20(a) of SFAS 95.

Company response: We agree with your suggested revision but we believe the above item is not of a material nature and does not warrant restatement. We propose that the above adjustments will be made prospectively.

Note 1. Nature of Business and Operation

SEC comment No. 7: Tell us and revise your filing to indicate the specific reasons why Deloitte and Touche has refused to consent to the inclusion of its audit report on the Company's financial statements for 2002 and 2003 in your planned registration statement. If Deloitte and Touche has communicated to you that you many no longer place reliance on their audit reports covering fiscal years 2002 and 2003 you must immediately file and Item 4.02 Form 8-K.

Company response: Deloitte has not communicated to us either verbally or in writing that we may no longer place reliance on their audit reports or that investors may no longer rely on our previously issued financial statements. Deloitte has not provided a written explanation as to why they would not consent to future filings.

Jim Spiezio had a discussion with Mr. Oshiek on Wednesday September 7, 2005, and we are awaiting his response on how to handle this issue.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Government Contract Revenue Recognized on the Percentage-of-Completion Method

SEC comment No. 8: Please clarify your specific method for recognizing revenue under SOP 81-1. In this disclosure you suggest that you utilize an input method based purely on costs incurred relative to total budgeted contract costs, while in Note 1 you indicate that percentage-of-completion is calculated using "the percentage of labor hours incurred to date for each contract to the estimated total labor hours for each contract at completion." Since application of a strict cost-to-cost approach usually differs from application of a labor hours-to-labor hours approach, please reconcile these two disclosures for us. Tell us how you determined that the use of an input method, rather than an output method, such as milestones achieved, was appropriate under SOP 81-1.

Company response: We use the input measure, based on labor hours, to determine the percentage of completion.

We do not use contract milestones (output measures) as they may not be reflective of the earnings process due to the fact that most milestones relate to development and design work and are not true output measures such as units produced or units delivered.

Additionally, the Company has historically used labor hours as the primary input measure on prior contracts.

To eliminate inconsistency in our footnotes, we will revise the language in Note 1 and Item 2 to read as follows:

The Company recognizes contract revenues using the percentage-of-completion method. Under SOP 81-1, an acceptable methodology is the efforts-expended method based on a measure of the work performed. We use labor hours as the basis of the percentage of completion calculation. It is measured principally by the percentage of labor hours incurred to date for each contract to the estimated total labor hours for each contract at completion.

Each quarter the Company performs an estimate-to-complete analysis, and any changes to its original estimates are recognized in the period in which they are determined.

The above will eliminate any inconsistency in our footnote disclosure. We believe the above item is not of a material nature and does not warrant restatement. We propose that adjustments will be made prospectively.

Results of Operations

Loss on Sale and Contract Commitments

SEC comment No. 9: Tell us why you did not accrue contract losses in 2004 if the cost sharing mechanism that appears to be the primary reason for the contract losses was a component of the original contract proposal as you indicate in your Form 10-Q for the quarter ended March 31, 2005. Please restate your financial statements, as necessary, or tell us why no restatement is necessary.

Company response: We do not believe that a restatement is required as the event occurred subsequent to the end of the fiscal year and was appropriately reported as a subsequent event in our footnotes.

FAS 5 pp 8 states "An estimated loss from a loss contingency... shall be accrued by a charge to income if both of the following conditions are met: a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. b. The amount of the loss can be reasonably estimated.

FAS 5 pp 59 states "...requires that a loss contingency be accrued if the two specified conditions are met. The purpose of those conditions is to require accrual of losses when they are reasonably estimable, and relate to the current or a prior period."

FAS 5 pp 71 further emphasizes this point by "The condition in paragraph 8(a) - that a loss contingency shall be accrued if it is probable that a liability has been incurred - is intended to proscribe recognition of losses that relate to future periods but to require accrual of losses that relate to the current or a prior period."

As these contracts were not awarded until February 10th and 14th, 2005, respectively, the liability did not exist as of December 31, 2004, nor was the award of these contracts probable at that time.

We have also evaluated SAS 1 "Subsequent Events," which identifies two types of subsequent events. The first type consists of events that provide additional evidence about conditions that existed at the date of the balance sheet and which affect the estimates inherent in the process of preparing financial statements. The second type consists of events that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. While the first type would result in an accrued liability in the financial statements, it is the Company's position that these contracts were not this type of subsequent event and therefore financial statement disclosure is not required.

The Company believes these contracts are of the second type. While this does not require adjustment to the financial statements, we believe additional disclosure may be appropriate as below.

NYSERDA - On February 10, 2005, the Company was awarded a research and development contract from the New York State Energy Research and Development Authority (NYSERDA) under a joint initiative between the U.S. Department of Energy (DOE) Energy Storage Research Program and NYSERDA, entitled "Grid Frequency Regulation by Recycling Energy in Flywheels," to demonstrate an advanced energy storage solution for frequency regulation and grid stability in New York State. Under the contract, the Company will demonstrate a one-tenth-power prototype of the Company's planned megawatt-level system, known as the Smart Energy Matrix. The demonstration will integrate the Company's flywheels and associated power electronics into the distribution power grid. The contract requires the Company's Smart Energy Matrix to be delivered and installed during the second half of 2005. The contract is expected to cost approximately $1.4 million, of which approximately $385,000 consists of inventories the Company had previously expensed, and this expected cost will be partially offset by approximately $645,000 of revenue, nearly all of it in 2005.

CEC - On February 14, 2005, the Company was awarded a contract with the California State Energy Resources Conservation and Development Commission (CEC) entitled "Flywheel Energy Storage System for Grid Frequency Regulation," to demonstrate a one-tenth power prototype version of its Smart Energy Matrix advanced energy storage solution for frequency regulation and grid stability. A successful demonstration of frequency regulation will also serve to demonstrate the system's technical and market feasibility in the grid stabilization market. The contract requires the Company's flywheel based system to be delivered and installed during the second half of 2005. The contract is expected to cost approximately $1.4 million, and this expected cost will be partially offset by approximately $1.2 million of revenue, with the majority of it in 2005.


We believe the above item is not of a material nature and does not warrant restatement. We propose that adjustments will be made prospectively.

Per your request, we acknowledge that:
|X| The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
|X| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
|X| The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Spiezio
-------------------------------
James M. Spiezio
Chief Financial Officer
Beacon Power Corporation